Popoca Oakland, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,609.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	13,977.80
Cash Loans:Square Capital Loan	7,027.17
Employee Tips Payable	0.00
Payroll Liabilities:Payroll Tax Liabilities:CARES Co. Soc. Sec. Deferral	2,503.25
Sales Tax Payable:Sales Tax Collected	16,939.61
Sales Tax Payable:Sales Tax Not Collected	618.10
Sales Tax Payable:Sales Taxes Reported & Paid	-12,676.43
Square Gift Cards	470.00
Square Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28,859.50**
Net cash provided by operating activities	**$34,469.22**
INVESTING ACTIVITIES	
Furniture and Equipment	-1,720.00
Furniture and Equipment (>1000)	-4,475.97
Net cash provided by investing activities	**$ -6,195.97**
FINANCING ACTIVITIES	
Member 1 Draws	-31,849.41
Member 1 Equity	8,847.32
Member 2 Draws	-377.24
Member 2 Equity	-5,851.71
Net cash provided by financing activities	**$ -29,231.04**
NET CASH INCREASE FOR PERIOD	**$ -957.79**
Cash at beginning of period	2,055.96
CASH AT END OF PERIOD	**$1,098.17**